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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            Tecumseh Products Company
                                (Name of Issuer)

                 Class B Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                   878895 10 1
                                 (CUSIP Number)

                                 Todd W. Herrick
                            100 East Patterson Street
                            Tecumseh, Michigan 49286
                                 (517) 423-8411
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 1, 2006
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                                Page 1 of 7 pages

CUSIP No. 878895 10 1

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Todd W. Herrick
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     Not Applicable
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States of America
--------------------------------------------------------------------------------
                7.   Sole Voting Power                                    21,906
Number of       ----------------------------------------------------------------
Shares          8.   Shared Voting Power                               1,377,975
Beneficially    ----------------------------------------------------------------
Owned by Each   9.   Sole Dispositive Power                               21,906
Reporting       ----------------------------------------------------------------
Person With:    10.  Shared Dispositive Power                          1,377,975
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person      1,399,881
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)                    27.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)                              IN
--------------------------------------------------------------------------------


                                Page 2 of 7 pages

ITEM 1. SECURITY AND ISSUER.

     The title of the class of equity securities to which this statement relates is Class B Common Stock, par value $1.00 per share ("Class B Stock"), of Tecumseh Products Company, a Michigan corporation ("Tecumseh"). The address of Tecumseh's principal executive offices is 100 East Patterson Street, Tecumseh, Michigan 49286.

ITEM 2. IDENTITY AND BACKGROUND.

     This statement is being filed by Todd W. Herrick. Todd W. Herrick's business address is 100 East Patterson Street, Tecumseh, Michigan 49286. Todd W. Herrick is Chairman of the Board of Directors, President and Chief Executive Officer of Tecumseh and this is his present principal occupation or employment. Tecumseh's principal business address is 100 East Patterson Street, Tecumseh, Michigan 49286.

     Todd W. Herrick has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Todd
W. Herrick has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Todd W. Herrick is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On November 1, 2006, Herrick Foundation granted options (the "Foundation Options") to Tricap Partners LLC, in part to induce Tricap Partners LLC to enter into a new Second Lien Credit Agreement with Tecumseh, as described in Tecumseh's Current Report on Form 8-K, dated November 13, 2006. No other funds or consideration were involved. Todd W. Herrick is one of three members of the Board of Trustees (equivalent to a board of directors) of Herrick Foundation, a Michigan non-profit corporation that owns 1,305,425 shares of Class B Stock and 331,347 shares of Class A Common Stock, par value $1.00 per share ("Class A Stock") of Tecumseh.

     The Foundation Options are exercisable to purchase 331,347 shares of Class A Stock and 500,000 shares of Class B Stock at $16.00 a share until November 6, 2008.

     Todd W. Herrick is also a member of the Board of Trustees of Howe Military School, the owner of 72,550 shares of Class B Stock. No funds or other consideration were involved.

ITEM 4. PURPOSE OF TRANSACTION.

     As described in Item 4, the Foundation Options were granted to Tricap Partners LLC, in part, to induce Tricap Partners LLC to enter into a new Second Lien Credit Agreement with Tecumseh, as described in Tecumseh's Current Report on Form 8-K, dated November 13, 2006.


                                Page 3 of 7 pages

Todd W. Herrick's purpose in serving as one of the trustees of Herrick Foundation is to take part in the management of its charitable activities.

     In his capacity as Chairman of the Board of Directors, President and Chief Executive Officer of Tecumseh, as a member of the Board of Trustees of Herrick Foundation, as a member of the Board of Trustees of Howe Military School and/or in his personal capacity, Todd W. Herrick expects from time to time to be presented with, give consideration to, and/or act upon, proposals similar to those enumerated below and/or proposals that one or more of Tecumseh, Herrick Foundation, Howe Military School and/or Todd W. Herrick acquire, dispose of, or vote shares of Class B Stock or other securities of Tecumseh, including, without limitation, by public or private sale (registered or unregistered and with or without the simultaneous sale of newly-issued shares of Class B Stock by Tecumseh), gift, pledge or otherwise, including, without limitation, sales of Class B Stock pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise. Todd W. Herrick, as Chairman of the Board of Directors, President and Chief Executive Officer of Tecumseh, as a member of the Board of Trustees of Herrick Foundation, as a member of the Board of Trustees of Howe Military School, and/or in his personal capacity, reserves the right not to acquire Class B Stock or not to dispose of all or part of such Class B Stock if he determines such acquisition or disposal is not in Tecumseh's, Herrick Foundation's, Howe Military School's or his personal best interests at that time.

     Other than as described above, Todd W. Herrick does not have any current plans or proposals which relate to, or would result in, (a) the acquisition by any person or additional securities of Tecumseh, or the disposition of securities of Tecumseh, except for the disposition of shares of Class B Stock required by rules under the Internal Revenue Code of 1986, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Tecumseh or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of Tecumseh or any of its subsidiaries, (d) any change in the present board of directors or management of Tecumseh, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, except that, from time to time, Tecumseh might add additional directors to fill existing vacancies if it finds qualified candidates willing to serve and from time to time, directors might resign and the new Second Lien Credit Agreement includes a commitment to create an advisory committee to assist Tecumseh's board of directors in working with a nationally recognized executive recruiting firm and to recommend to the board qualified candidates for various executive management positions, including the Chief Executive Officer position, (e) any material change in Tecumseh's present capitalization or dividend policy, (f) any other material change in Tecumseh's business or corporate structure, (g) any changes in Tecumseh's Articles of Incorporation or Bylaws or other actions which may impede the acquisition of control of Tecumseh by any person, (h) causing a class of securities of Tecumseh to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, although as described in Tecumseh's Current Report on Form 8-K dated November 15, 2006, Tecumseh received a Nasdaq staff determination letter indicating that Tecumseh's stock was subject to delisting from The Nasdaq Global Market, (i) a class of Tecumseh's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above. The foregoing notwithstanding, Todd W. Herrick intends to remain free to take such actions, including the making of such


                                Page 4 of 7 pages
proposals, as he may from time to time deem appropriate in light of the circumstances which might arise from time to time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     The number and percentage of shares of Class B Stock beneficially owned by Todd W. Herrick as of December 19, 2006 are as follows:

                    Number       Percent
                  ---------      -------
Todd W. Herrick   1,399,881(1)   27.6%(2)

(1)  The shares shown above as beneficially owned by Todd W. Herrick consist of
     (1) 21,906 shares of Class B Stock owned by Todd W. Herrick, (2) 1,305,425 shares owned by Herrick Foundation, of which Todd W. Herrick is one of three members of the Board of Trustees, and (3) 72,550 shares of Class B Stock held by Howe Military School, of which Todd W. Herrick is a trustee.

(2) Based on the 5,077,746 shares of Class B Stock reported as outstanding as of July 31, 2006 in Tecumseh's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

     Todd W. Herrick is the sole beneficial owner of 21,906 shares of Class B Stock, or approximately 0.4% of the outstanding Class B Stock.

     Todd W. Herrick is also one of three members of the Board of Trustees of Herrick Foundation, the others being Kent B. Herrick and Michael A. Indenbaum. Herrick Foundation is a Michigan nonprofit corporation, which is a "Private Foundation" as defined in the Internal Revenue Code of 1986, as amended, organized for charitable purposes. Herrick Foundation owns 1,305,425 shares of Class B Common Stock, or approximately 25.7% of the outstanding shares of Class B Stock.

     Kent B. Herrick is Todd W. Herrick's son and is the Vice President of Global Business Development of Tecumseh and this is his present principal occupation or employment. Kent B. Herrick and Tecumseh have a business address at 100 East Patterson Street, Tecumseh, Michigan 49286. Kent B. Herrick is a citizen of the United States of America.

     Michael A. Indenbaum is an attorney and this is his present principal occupation or employment. Michael A. Indenbaum's business address is 2290 First National Building, 660 Woodward Ave., Detroit, Michigan 48226-3506. He carries on his business as a partner of Honigman Miller Schwartz and Cohn LLP, a law firm organized as a Michigan limited liability partnership ("Honigman"). The principal business address of Honigman at which Michael A. Indenbaum carries on that business is 2290 First National Building, 660 Woodward Ave., Detroit, Michigan 48226-3506. Michael A. Indenbaum is a citizen of the United States of America.

     Mr. Indenbaum is also one of four trustees of irrevocable trusts for the benefit of Todd W. Herrick and his descendants and Toni Herrick and her descendants (the "Trusts") and


                                Page 5 of 7 pages
one of the two independent trustees of the Trusts. Under the terms of the applicable trust instruments, Michael A. Indenbaum shares voting and dispositive power over the shares of Class B Stock held by the Trust with the other trustee of those Trusts which also is not a Herrick family member. That other trustee is Comerica Bank. Comerica Bank is a Michigan banking corporation with its principal business office at One Detroit Center, Detroit, Michigan 48275. The Trusts own 888,113 shares of Class B Common Stock, or approximately 17.5% of the outstanding Class B Stock.

     None of Kent B. Herrick, Michael A. Indenbaum or Comerica Bank has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of Kent B. Herrick, Michael A. Indenbaum or Comerica Bank has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Todd W. Herrick is also a trustee of Howe Military School, a nonprofit educational institution, which owns 72,550 shares of Class B Stock, or approximately 1.4% of the outstanding Class B Stock.

     Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, Todd W. Herrick expressly declares that his filing of this Schedule 13D shall not be construed as an admission that he is a beneficial owner of any of the shares of Tecumseh covered by this Schedule 13D, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, except the 21,906 shares of Class B Stock referred to above as beneficially owned by Todd W. Herrick, and Todd W. Herrick expressly disclaims all beneficial ownership of any kind or character in, to, or with respect to, all or any of the balance of the Class B Stock referred to in this Schedule 13D.

     Todd W. Herrick has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 21,906 shares of the outstanding Class B Common Stock. Todd W. Herrick has shared power to vote or direct the vote and to dispose or to direct the disposition of 1,377,975 shares of Class B Stock.

     Todd W. Herrick expressly disclaims that he or any one or more of the above named persons constitute a "group" within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934.

     None of Todd W. Herrick, Herrick Foundation or Howe Military School has engaged in any transactions in shares of Class B Stock in the past 60 days, other than the grants of the Foundation Options described in Item 3 above. Todd
W. Herrick is filing this Schedule 13D solely to report the grant of the Foundation Options described in Item 3 above.

     Herrick Foundation has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the 1,305,425 shares of Class B Stock owned by Herrick Foundation.


                                Page 6 of 7 pages

     Howe Military School has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the 72,550 shares of Class B Stock owned by Howe Military School.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than those relationships with other members of the Board of Trustees of Herrick Foundation and the other trustees of Howe Military School, Todd W. Herrick's oversight responsibilities for Herrick Foundation and Howe Military School, which are necessarily shared with the other trustees, those oversight and managerial responsibilities that naturally arise from Todd W. Herrick's positions as a director, Chairman of the Board of Directors, President and Chief Executive Officer of Tecumseh, and the Foundation Options described in Item 3, Todd W. Herrick has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any Class B Stock or any other securities of Tecumseh, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits or loss, division or profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     None

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 19, 2006                /s/ TODD W. HERRICK
                                        ----------------------------------------
                                        Todd W. Herrick


                                Page 7 of 7 pages